                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Special Shareholders’ Meeting of Savings Shares Holders

Rome, 24 January 2003 – Savings shares holders of Seat Pagine Gialle S.p.A. are hereby informed that lacking the necessary number of shares for the Meeting called for 27 and 28 January 2003 at 10:00 am (first and second call respectively) to be valid, the Special Meeting will be held on third call on Wednesday 29 January 2003 at 10:00 am, in Turin at the secondary offices of the Company at Via Aurelio Saffi 18, as provided for by the call for the meeting published on the Italian Official Gazzette on 18 December 2002 and on the dailies Il Sole 24Ore on 13 January 2003 and Milano Finanza on 14 January 2003.

Telecom Italia Communication & Media Relations

Internet & Media Press Office:  +39.06.36882023-2066

Comunicazione.stampa@seat.it

Seat PG Investor Relations: +39 06 51448424

Investor.relations@seat.it

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      January 24th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer